UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Sage Summit LP
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 15, 2009
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 2 of 11 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Sage Summit LP
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            10,459,934 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,459,934 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.2% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Sage Summit LP may be deemed to have beneficial ownership of these shares. Sage Summit LP disclaims beneficial ownership of these shares, except for the 10,459,934 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Company's 5.00% convertible subordinated notes due 2014 (the "Notes"). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 3.4%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 3 of 11 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Sage Summit Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            10,459,934 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,459,934 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.2% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Sage Summit Limited may be deemed to have beneficial ownership of these shares. Sage Summit Limited disclaims beneficial ownership of these shares, except for the 10,459,934 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 3.4%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 4 of 11 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Mount Granite Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            10,459,934 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,459,934 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.2% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mount Granite Limited may be deemed to have beneficial ownership of these shares. Mount Granite Limited disclaims beneficial ownership of these shares, except for the 10,459,934 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 3.4%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 5 of 11 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Lavender Heights Capital LP
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            6,973,289 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,973,289 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Lavender Heights Capital LP may be deemed to have beneficial ownership of these shares. Lavender Heights Capital LP disclaims beneficial ownership of these shares, except for the 6,973,289 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 2.3%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 6 of 11 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Mount Garnet Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            6,973,289 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,973,289 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mount Garnet Limited may be deemed to have beneficial ownership of these shares. Mount Garnet Limited disclaims beneficial ownership of these shares, except for the 6,973,289 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 2.3%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 7 of 11 Pages

Item 1. Security and Issuer.

         This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D dated November 2, 2007 (the "Schedule 13D"), jointly filed by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited (each a "Reporting Person"), relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc., (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands Company and subsidiary of the Company ("Exchangeable Shares"), and the Company's 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the "Notes"), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities". This Amendment No. 2 is being filed to report the distributions by Sage Summit LP and Lavender Heights Capital LP (the "Partnerships") of an aggregate of 2,391,208 shares and 1,594,140 shares of Common Stock of the Company, respectively, for no consideration to certain of their respective limited partners upon the satisfaction of certain vesting conditions under the partnership agreements of the Partnerships. These distributions resulted in a decrease in the aggregate number of shares held by the parties to the Voting Agreement and subject to the Voting Agreement. Unless otherwise defined in this Amendment No. 2, capitalized terms have the meanings set forth in the Schedule 13D.

         The Company's principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.


Item 5. Interest in Securities of the Issuer.

         Item 5 is amended to include the following information:

         (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 162,955,601 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the "Subject Shares"). These Subject Shares represent approximately 51.4% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

         As of the date hereof, the Reporting Persons have the following interests in the Common Stock, Exchangeable Securities and Notes:

         Sage Summit LP

                (i)     Amount beneficially owned: 10,459,934 shares

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 8 of 11 Pages


                (ii) Percent of class: 4.2% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                10,459,934 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Sage Summit Limited

                (i)     Amount beneficially owned: 10,459,934 shares

                (ii) Percent of class: 4.2% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                10,459,934 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

--------

(1) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 3.4%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 9 of 11 Pages


         Mount Granite Limited

                (i)     Amount beneficially owned: 10,459,934 shares

                (ii) Percent of class: 4.2% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                10,459,934 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Lavender Heights Capital LP

                (i)     Amount beneficially owned: 6,973,289 shares

                (ii) Percent of class: 2.8% of outstanding shares of Common Stock(2)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

--------

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 2.3%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 10 of 11 Pages


                        (c)     Sole power to dispose or direct the disposition:
                                6,973,289 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Mount Garnet Limited

                (i)     Amount beneficially owned: 6,973,289 shares

                (ii) Percent of class: 2.8% of outstanding shares of Common Stock(2)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                6,973,289 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

Section (b) of Item 5 is supplemented as follows:

         o On July 1, 2009, Sage Summit LP and Lavender Heights Capital LP distributed 1,620,000 shares and 1,080,000 shares of Common Stock, respectively, for no consideration to certain of their respective limited partners upon the satisfaction of certain vesting conditions under the partnership agreements of the Partnerships. On September 15, 2009, Sage Summit LP and Lavender Heights Capital LP distributed 771,208 shares and 514,140 shares of Common Stock, respectively, for no consideration to certain of their respective limited partners upon the satisfaction of certain vesting conditions under the partnership agreements of the Partnerships. The shares of Common Stock were received by the Partnerships as part of the consideration paid for the acquisition by the Company of equity interests in GLG Partners LP and its affiliated entities.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 11 of 11 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2009
                                    SAGE SUMMIT LP

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                    SAGE SUMMIT LIMITED

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                    MOUNT GRANITE LIMITED

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                    LAVENDER HEIGHTS CAPITAL LP

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                    MOUNT GARNET LIMITED

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact